

December 14, 2012

Via E-mail
Mr. Nickolay Kukekov
Chief Financial Officer and Director
Health in Harmony, Inc.
47 Sherwood Drive
Dalyellup, 6230
Western Australia

> **Re:** **Health in Harmony, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 21, 2012**
> **File No. 000-54632**

Dear Mr. Kukekov:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note (a) your disclosure regarding the possible transaction with the Life Care Medical Shareholders under Changes in Control on page five, (b) your statement that you "have no definitive plans . . . to issue any [common shares], except with respect to the Exchange" on page six, (c) your reservation of the right to issue preferred stock as part of such transaction as described in the first paragraph of page eight, (d) the authorization of the Board of Directors to change your name to Life Care Medical Devices Limited, and (e) your disclosure under Item 5.01 in the Form 8-K filed on November 16, 2012. In light of this disclosure and these matters, please revise the information statement to provide the disclosure required by Items 11 and 14 of Schedule 14A. See Item 1 of Schedule 14C and Note A to Schedule 14A. For example, please provide the disclosure required by Item 11(b), (c) and (f) of Schedule 14A. Please also provide additional disclosure

Nickolay Kukekov
Health in Harmony, Inc.
December 14, 2012
Page 2

under Item 11(d) in light of the proposed transaction. Also, please provide the disclosure required by Item 14(b)(1)-(7), (b)(11) and (c)(1). Alternatively, please advise us of why you believe such disclosure is not required.

2. Please provide the information required by Item 5 of Schedule 14A for Tungsten 74 LLC and Mr. Kukekov. In this regard, it is unclear why Tungsten 74 LLC has agreed to cancel its majority ownership stake. We also note that Mr. Kukekov is described as a member of Tungsten 74 LLC in footnote one on page four.

3. Please revise the information statement to provide a working telephone number for the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shaz Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director